26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 13, 2023

Confidential

Mr. Patrick Kuhn
Mr. Joel Parker
Mr. Brian Fetterolf
Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	POMDOCTOR LIMITED

Response to the Staff’s Comments on

Amendment No. 3 to Draft Registration Statement on Form F-1

Confidentially Submitted on August 23, 2023

CIK No. 0001877971

Dear Mr. Kuhn, Mr. Parker, Mr. Fetterolf, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 30, 2023 on the Company’s amendment No. 3 to draft registration statement on Form F-1 confidentially submitted on August 23, 2023 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s Class A ordinary shares (the “Amendment No. 3”). Concurrently with the submission of this letter, the Company is submitting its amendment No. 3 to draft registration statement on Form F-1 (the “Amendment No. 4”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amendment No. 3 to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 3, or by providing related supplemental or updated information. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 4 where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Amendment No. 4.

PARTNERS:  Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng3,5

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin     Bay Area     Beijing     Boston     Brussels     Chicago     Dallas     Houston     London     Los Angeles     Miami     Munich     New York     Paris     Salt Lake City     Shanghai     Washington, D.C.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission September 13, 2023 Page 2	CONFIDENTIAL

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted August 23, 2023

Permissions Required from the PRC Authorities for Our Operations and Offerings, page 6

1.	We note your response to comment 8, as well as your revised disclosure, and we reissue the comment in-part. Please state affirmatively whether any permissions or approvals have been denied.

In response to the Staff’s comment, the Company has added the requested disclosure on page 6 of the Amendment No. 4.

Capitalization, page 74

2.	We note your response to comment 13. Please revise the total liabilities, mezzanine equity and shareholders’ deficit amount so that it sums accurately.

In response to the Staff’s comment, the Company has added the requested disclosure on page 74 of the Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 85

3.	We note your response to comment 16 that “the number of doctors issuing prescriptions as of December 31, 2021, 2022 and March 31, 2023 represents the cumulative number of doctors who have historically issued prescriptions to patients as of the date,” and that “[s]imilarly, the number of transacting patents as of December 31, 2021, 2022 and March 31, 2023 represents the cumulative number of registered patients who have historically purchased pharmaceutical products on our platform as of the date . . . .” Please revise to disclose such statements here. To provide investors with a more current picture of your business, please also revise the “operating metrics” table to include the number of doctors who issued prescriptions and the number of patients who transacted on your platform in 2021 and 2022, without accounting for the cumulative amount that includes prior periods.

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of the Amendment No. 4.

*     *     *

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission September 13, 2023 Page 3	CONFIDENTIAL

If you have any questions regarding the Amendment No. 3, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Zheyang Shi, Chief Executive Officer

Li Xu, Financial Manager

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Fang Liu, Esq., Partner, VCL Law LLP